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                             February 14, 2022

       Danny Yeung
       Director
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay, Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed February 10,
2022
                                                            File No. 333-260928

       Dear Mr. Yeung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-4

       Cover Page

   1. We note your disclosure on page 49 that Prenetics H.K. holds $29.1 million in cash and cash equivalents at
June 30, 2021. We further note your capital resources disclosure on page 270 that your cash
is held for working capital purposes. We also note your
                                                        description of how cash
is transferred through your organization. Please revise to disclose whether cash generated
from one subsidiary is used to fund another subsidiary   s
                                                        operations. For
example, state whether you have ever faced difficulties or limitations on your ability to
transfer cash between subsidiaries and whether cash received from your
                                                        U.K. subsidiary funds
operations of your H.K. subsidiary, and if so, whether you have cash management
policies that dictate the amount of such funding.
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany14,
February   NamePrenetics
             2022        Global Limited
February
Page 2 14, 2022 Page 2
FirstName LastName

2. Please revise your statement that your auditor is located in Hong Kong and is not currently audited by the PCAOB to also specifically state that your auditor is included on a list of audit firms its Board determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in Hong Kong, and is therefore subject to
         the PCAOB   s determination. Please clarify this point throughout your disclosure.
Prenetics, page 24

3.       We note your statement that    Prenetics believes that, based on the
advice of its outside
         PRC counsel, it is currently not required to obtain any permission or approval from the
         China Securities Regulatory Commission (   CSRC   ), Cyberspace
Administration of China
         (   CAC   ) or any other PRC governmental authority to operate its
business or to list its
         securities on a U.S. securities exchange or to issue securities to foreign investors (other than standard company registration with the competent State Administration for Market
         Regulation, which may be required for the three inactive subsidiaries of Prenetics that are
         incorporated under the laws of the PRC).    Please identify outside
PRC counsel and file a
         consent. Alternatively, remove the reference and explain the basis for your belief that you are not required to obtain a cybersecurity review. Additionally, please explain the uncertainty with respect to whether your three subsidiaries incorporated under the laws of the PRC may be required to register with the competent State Administration for Market
         Regulation.
Summary of the Proxy Statement/Prospectus, page 24

4. We refer to Comment 13 from our letter dated October 28, 2021. Please revise the
         Summary of the Proxy Statement/Prospectus to disclose the composition of the board of directors of PubCo after consummation of the Business Combination in relation to members associated with each of the pre-acquisition entities.
The PRC government has significant oversight, discretion and control over the manner in which companies incorporated..., page 65

5. Please include a specific discussion indicating that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect your business. Your discussion should include a cross-reference to the condensed consolidating financial information.
       You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.
 Danny Yeung
Prenetics Global Limited
February 14, 2022
Page 3

                                        Sincerely,
FirstName LastNameDanny Yeung
                                        Division of Corporation Finance
Comapany NamePrenetics Global Limited
                                        Office of Life Sciences
February 14, 2022 Page 3
cc:       Jonathan B. Stone, Esq.
FirstName LastName